

June 1, 2007

By U.S. mail and facsimile to (631) 752-6907

Mr. Michael Rakusin
Chief Financial Officer
International Smart Sourcing, Inc.
320 Broad Hollow Road
Farmingdale, NY 11735

       RE: **International Smart Sourcing, Inc.**
              Form 10-KSB for the fiscal year ended December 29, 2006
              Filed March 29, 2007

              File No. 1-14753

Dear Mr. Rakusin:

       We have reviewed your response letter dated May 21, 2007 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable. We may or may not raise additional comments.

Form 10-KSB for the year ended December 29, 2006

1. We have read your response dated May 21, 2007. We are not clear on the basis for your statement, "Since the businesses sold represent all our operations, they cannot be distinguished from the rest of the entity (there is no 'rest of the entity')." We note there is an entity remaining, a registrant with a plan of operations and $1.5 million in assets as of December 31, 2006, as well as other financial statement accounts. Your argument that discontinued operations presentation is not required because there are no remaining revenue generating operations does not appear to be contemplated by SFAS 144, as you acknowledge in your response. Furthermore, if the operations of the subsidiaries meet the criteria in paragraphs 41 and 42 of SFAS 144, it appears the presentation would be meaningful to the readers of your financial statements and is required by GAAP. Therefore, please amend your Form 10-KSB for the year ended December 29, 2006, as well as your Form 10-QSB for March 30, 2007, to present discontinued operations for the operations and sale of the subsidiaries as required by the guidance in SFAS 144.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding these comments.

Sincerely,

Terence O'Brien
Branch Chief